Exhibit 99.1

FOR IMMEDIATE RELEASE - December 16, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD.  RESPONDS TO NOTICE FROM ENTERRA ENERGY CORP.

Petroflow Energy Ltd. (“Petroflow”) announces that its subsidiary, North American Petroleum Corporation USA (“NAPCUS”) (Petroflow and NAPCUS collectively referred to as the “Company”) has received a Notice of Termination from Enterra Energy Corp. that alleges it is in default under the Farmout Agreement dated March 1, 2006 (the “Agreement”) by and between NAPCUS and Enterra Acquisitions Corp, a wholly owned subsidiary of Enterra.  The Company’s response to the said notice is that it is not in default under the Agreement for a number of reasons communicated to Enterra in support of Petroflow’s continuing rights under the Farmout.

These reasons include breaches of the farmout by Enterra as early as 2006.  Furthermore, in February 2009, Enterra was notified by NAPCUS that a procedure was required to prevent these breaches from reoccurring before resumption of drilling would begin and to date Enterra has failed to implement these procedures.  The Company will be exploring its rights and remedies relative to Enterra’s past operational deficiencies and as a result of the recent Notice of Termination.

“We will continue to pursue an open dialogue with Enterra management towards a resolution of their deficiencies and a reasonable solution for both companies,” stated Mr. Sanford Andrew, President and COO of Petroflow.

Forward Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable Securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, inability to raise financing on acceptable terms or at all, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO Petroflow Energy Ltd. 307.277.2145 www.petroflowenergy.com	Mr. Tucker Franciscus, Interim CFO Petroflow Energy Ltd. 303.296.7070 www.petroflowenergy.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.